EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

07069374

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-51000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

REQUIRED INFORMATION

Items 1-3. The Ocean City Home Bank Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

OCEAN CITY HOME BANK
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

CAPALDI REYNOLDS & PELOSI
Certified Public Accountants P.A.

INDEPENDENT AUDITORS' REPORT

MAIN OFFICE:
ATLANTIC COUNTY
332 Tilton Road
Northfield, NJ 08225-1214
Phone 609-641-4000
Fax 609-641-7333

CAPE MAY COUNTY OFFICE
16 East 9th Street
Ocean City, NJ 08226
Phone 609-398-3889
Fax 609-399-1477

www.CapaldiReynolds.com

Plan Administrator
Ocean City Home Bank
Ocean City, New Jersey

We were engaged to audit the accompanying financial statements of Ocean City Home Bank Savings and Investment Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006, and the supplemental schedule as of December 31, 2006 as listed in the accompanying table of contents. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform and we did not perform, auditing procedures with respect to the information summarized in Note D which was certified by Prudential Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the trustee as of December 31, 2006 and 2005, and for the year ended December 31, 2006, that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplementary schedule taken as a whole. The form and content of the information included in the financial statements other than that derived from the information certified by the trustees, have been audited by us in accordance with auditing standards generally accepted in the United States of America and in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Capaldi Reynolds & Pelosi, P.A.
CAPALDI REYNOLDS & PELOSI, P.A.

Northfield, New Jersey
June 15, 2007

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Investments, at fair value, participant directed (Note B):		
Mutual funds	$ 3,036,944	$ 2,494,786
Employer securities	1,000,806	863,617
Common/collective trusts	340,940	288,164
Total investments	4,378,690	3,646,567
Receivables:		
Employer's contribution	6,307	2,503
Participants' contribution	15,535	5,874
Loans to participants	181,637	241,664
Total receivables	203,479	250,041
Net assets available for benefits	$ 4,582,169	$ 3,896,608

The accompanying notes are an integral part of these financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS	
Additions to Net Assets Attributed to:	
Investment Income:	
Net appreciation in fair value of investments	$ 436,752
Interest	13,873
Dividends and capital gains	101,474
Contributions:	
Employer contributions	139,810
Participant contributions	334,911
Rollover contributions	3,975
Total additions	1,030,795
DEDUCTIONS	
Deductions from Net Assets Attributed to:	
Benefits paid to participants	344,643
Administrative fees	591
Total deductions	345,234
Net additions/(deductions)	685,561
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	3,896,608
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$ 4,582,169

The accompanying notes are an integral part of these financial statements.

NOTE A - DESCRIPTION OF THE PLAN:

The following description of the Ocean City Home Bank Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, adopted by Ocean City Home Bank, Inc. (the Company), and amended as of July 1, 2006, is a defined contribution plan covering substantially all employees who have attained age 18 or older. Each participant is permitted to enter into a salary reduction agreement with the Company, to have a salary reduction amount made on their behalf pursuant to Section 401(k) of the Internal Revenue Code. The Company is under contract with Prudential Trust Company, to hold and invest the Plan's assets, and maintain individual accounts for each Plan participant pursuant to the terms of the Plan and the trust agreement thereunder. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential Trust Company.

A participant may elect, by means of a pretax salary deferral, to contribute up to the maximum percentage allowable not to exceed the Internal Revenue Code prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. For the Plan year 2006, the maximum amount allowable was $20,000, which includes a $5,000 catch up contribution for participants over the age of 49.

Employer matching contributions are made by the Company equal to 50% of a participant's deferral contributions, and are limited to deferral contributions that do not exceed 8% of a participant's eligible compensation. Overall, the maximum employer matching contribution amounts to 4% of a participant's eligible compensation.

The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2006.

Participant Accounts

Each participant account and employer matching account is credited with the salary reduction amount and the employer matching contribution, respectively, an allocation of Plan interest earned and any realized or unrealized gains or losses on invested funds. Allocations are based upon account balances, as defined, in the Plan agreement.

Vesting and Forfeitures

If a participant attains age 65, becomes permanently and totally disabled, or dies while in the service of the Company, the full value of the employer matching contributions allocated to their account becomes 100% vested to the participant (or in his successor's interest in the event of death) and is nonforfeitable. Notwithstanding such an event, participants become vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1 but fewer than 2	20%
2 but fewer than 3	40%
3 but fewer than 4	60%
4 but fewer than 5	80%
5 or more	100%

Upon termination of employment, any portion of a participant's employer matching account attributable to employer matching contributions and investment earnings credited thereon, which is not vested in accordance with the above, shall be forfeited at the time of the participant's termination. The forfeitures are used by the Company to reduce future employer matching contributions. There were no forfeitures used to reduce employer matching contributions for the year ended December 31, 2006. Forfeiture balances at December 31, 2006 and 2005 were $32,842 and $21,495, respectively.

The participant's salary reduction amount plus actual earnings thereon are always 100% vested and nonforfeitable.

Participant Loans

Participants may borrow up to one-half of their vested account balance not to exceed $50,000. Loan terms range from one to five years, though the period can be extended if the loan is used to acquire a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death or total and permanent disability. Such distributions may be made in a single cash sum, as a rollover to another qualified plan, in substantially equal installments, or as a qualified joint and survivor annuity.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds, employer securities, and common/collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company pays for a majority of the Plan's administrative expenses.

NOTE C - INVESTMENTS:

The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the Plan's net assets.

	2006	2005
American Balanced Fund R3	$ 668,437	$ 584,997
Growth Fund of America R3	413,878	380,868
Thornburg International Value Fund A	404,338	268,812
Davis NY Venture Fund A	386,953	305,577
Dryden Stock Index Fund Z	332,533	256,124
Fidelity Advisor Equity Income T	327,481	277,663

	2006	2005
Ocean Shore Holding Co. Inc. Common Stock	1,000,806	863,617
Stable Value Fund 80	340,940	288,164
Participant Loans	181,637	241,664
	$ 4,057,003	$ 3,467,486

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $436,752, as follows:

Investments at Fair Value as Determined by Quoted Market Prices:

Mutual funds	$ 265,580
Employer securities	158,975
Common/collective trusts	12,197
	$ 436,752

NOTE D - CERTIFIED INFORMATION (UNAUDITED):

The Plan administrator has obtained a certification from Prudential Trust Company as of December 31, 2006 and 2005 and for the year ended December 31, 2006 that the information provided to the Plan administrator by the trustees included in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is complete and accurate. The following is a summary of the information provided by the trustee to the Plan administrator:

Mutual funds	$ 3,036,944	$ 2,494,786
Employer securities	1,000,806	863,617
Common/collective trusts	340,940	288,164
Participant loans	181,637	241,664
Interest income	13,873	13,007
Dividends and capital gains	101,474	71,274
Net appreciation in fair value of investments	436,752	73,991

NOTE E - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

The following transactions are considered to be related party transactions and party-in-interest transactions that are exempt from the ERISA prohibited transaction rules.

The Company pays for a majority of the Plan's administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2006, the Company incurred audit and third party administrative fees of $13,334.

The Plan invests in shares of a mutual fund managed by an affiliate of Prudential Trust Company. Prudential Trust Company acts as trustee for Plan investments, as defined by the Plan. At December 31, 2006 and 2005, the Plan had balances in this mutual fund of $332,533 and $256,124, respectively.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2006 and 2005, the Plan had balances in this common stock of $1,000,806 and $863,617, respectively.

NOTE F - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 4,582,169	$ 3,896,608
Employer's contribution receivable	(6,307)	(2,503)
Participants' contribution receivable	(15,535)	(5,874)
Net assets available for benefits per Schedule H to the Form 5500	$ 4,560,327	$ 3,888,231

The following is a reconciliation of contributions to the Plan per the financial statements for the year ended December 31, 2006 to Schedule H of Form 5500:

Contributions to the Plan per the financial statements:	
Employer contributions	$ 139,810
Participant contributions	334,911
Rollover contributions	3,975
Total contributions to the Plan per the financial statements	478,696
Plus employer and participant contribution receivable at December 31, 2005	8,377
Less employer and participant contribution receivable at December 31, 2006	(21,842)
Contributions to the Plan per Schedule H of Form 5500	$ 465,231

Employer and participant contribution receivable consists of contributions accrued though December 31, 2006, but not yet paid as of that date.

NOTE H - TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated February 29, 1988 that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE I - RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTARY INFORMATION

SCHEDULE I

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
EIN--21-0478350
PIN--002
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (HELD AT END OF YEAR)
ATTACHMENT TO FORM 5500, SCHEDULE H, LINE 4(i)
DECEMBER 31, 2006

(a)	(b,c) Identity of Issue/Investment Type		(d) Cost	(e) Market Value
	Davis Funds	Davis Opportunity Fund A	$ 121,584	$ 143,246
	American Funds	American Balanced Fund R3	627,830	668,437
	American Funds	Growth Fund of America R3	343,585	413,878
	Calvert Group	Calvert Income Fund A	134,830	132,322
	American Funds	Capital World Growth & Income Fund R3	61,981	70,371
	Thornburg Investment Management	Thornburg International Value Fund A	293,970	404,338
	Allianz Global Investors	Pimco Total Return Mortgage Fund A	61,496	60,652
	BlackRock Financial Management	BlackRock Small/Mid-Cap Growth Portfolio A	58,537	62,414
	Davis Funds	Davis NY Venture Fund A	307,861	386,953
*	Prudential Investment Mgmt Services	Dryden Stock Index Fund Z	280,037	332,533
	Fidelity Investments	Fidelity Advisor Equity Income T	290,869	327,481
	Ocean Shore Holding Company, Inc.	Ocean Shore Holding Co, Inc. common stock	751,916	1,000,806
	Wells Fargo Bank Minnesota, N.A.	Stable Value Fund 80	317,909	340,940
	MFS Investment Management	Mfs High Yield Opportunities Fund A	33,566	34,319
	Participant loans-various maturities, interest rate 4%-9.5%		-	181,637
	Total assets held for investment purposes		$ 3,685,971	$ 4,560,327

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 27, 2007

Ocean City Home Bank
Savings and Investment Plan

Emily J. Brulay
Plan Administrator

00298906.DOC

EXHIBIT 23.1
AUDITOR'S CONSENT

CAPALDI REYNOLDS & PELOSI
Certified Public Accountants P.A.

CONSENT OF INDEPENDENT ACCOUNTING FIRM

MAIN OFFICE:
ATLANTIC COUNTY
332 Tilton Road
Northfield, NJ 08225-1214
Phone 609-641-4000
Fax 609-641-7333

CAPE MAY COUNTY OFFICE
16 East 9th Street
Ocean City, NJ 08226
Phone 609-398-3889
Fax 609-399-1477

www.CapaldiReynolds.com

PRINCIPALS:
Robert D. Reynolds, CPA
Frank Pelosi, CPA, CVA, MBA
Matthew J. Reynolds, CPA, CFP
Donna H. Buzby, CPA, RMA
Therese M. Connell, CPA
Richard A. Continisio, CPA
Lois S. Fried, CPA, CFE, CVA, ABV
Terri L. Marakos, CPA
Robert J. Reynolds, CPA
Thomas E. Reynolds, CPA

ASSOCIATE PRINCIPALS:
Robert R. Linzner, CPA

ASSOCIATES:
Joseph A Barrett, CPA
Bistra Dimova, CPA, MBA
Allen S. Hsu, CPA, MBA, MS
John J. Moller, CPA
Aakash S. Palkhiwala, MBA
Margaret M. Reale, CPA
Jeffrey A. Wilson, CPA

Plan Administrator
Ocean City Home Bank
Ocean City, New Jersey

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-51000) of Ocean Shore Holding Co. of our report dated June 15, 2007 with respect to the financial statements of the Ocean City Home Bank Savings and Investment Plan for the year ended December 31, 2006, included in the Form 11-K.

Capaldi Reynolds & Pelosi, P.A.

CAPALDI REYNOLDS & PELOSI, P.A.

Northfield, New Jersey
June 15, 2007

END